Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Ramin Olson, Staff Attorney

April 15 , 2011

Dear Mr. Olson,

Re:    Lion Lam Diamond Inc.,

          Amendment No.1 to Registration Statement on Form S-1

          Filed March 14, 2011

          File No.333-172112

In response to the Commissioner's letter dated March 28, 2011, we provide the following responses as follow:

1.We note your response to comment one in our letter dated March 7, 2011. Please revise your filing to state, as you do in your response, that you do not  have plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

Response: The Company has included a supplemental paragraph about blank check issues. Page 7.

2.We note your response to comment one in our letter dated March 7, 2011 that your "sole officer and director agreed to advance funds to implement your business plan. " if you have such an agreement with Mr. Lam, please disclose it in your filings, including the amount(s) and he has agreed to advance, and the timeframe(s) for and term(s) for such advance(s). If you do not have such an agreement with Mr. Lam, then please supple mentally  tell us that that is the case.

Response: As of April 14, 2011, we do not have additional financing arrangements with Mr. Lam. Any future financing commitments by Mr. Lam will be disclosed appropriately.

3.We note your response to comment two in our letter dated March 7, 2011. Please revise your disclosure to provide the requested information under a separately captioned section for transactions with related persons, promoters and certain control persons. In addition, please include in this section    disclosure regarding your employment agreement with Mr. Lam and, if applicable, any arrangement you may have with a related party regarding the provisions of your office space.  Refer to Item 404(d) of Regulation S-K.

Response:  The Company has added a supplementary disclosure under a separately captioned section.  Page 30.

Item 3. Summary Information, Risk Factors, page 6

Summary of the Company, page 6

4.We note statements throughout the filing indicating that you " have generated some revenues" and your statement in response to comment one of our letter dated March 7, 2011 that you " have generated revenues." However, we also note statements throughout your filing indicating that you" have earned no revenue since your inception," and the fact that your financial statements indicate that you have not generated revenues. Please  advise. Revise your disclosure so that it consistently and accurately reflects whether you have generated  revenues, that amount of any revenues that you have generated, and  the time period during which such revenues were generated.

Response: The Company has generated $6,000 revenues for the next quarter ended March 31, 2011. The interim financials will be filed with the SEC.  Page 6.

Risk Factors, page 7

5.Please delete or revise the second sentence under the caption" Risk Factors"   as it is unclear what the sentence refers to.

Response:  The Company has deleted the second sentence as you suggested. Page 7.

6.We note that you deleted the risk factor entitled " if we do not obtained additional financing, including the financing sought in this offering, our        business will fail." As it appears that you will be unable to commence or maintain operations without at lease receiving the financing from this offering, and given your statement on page 7 that your " business plans and           prospects for the current fiscal year could be adversely affected" if you raise less than the maximum proceeds in this offering and your statement on page 26 that if you" are unable to generate revenues .... or ... make a reasonable profit after 12 months, [you] may have to cease operations" please supplementary explain why you determined that such risk is immaterial to your business.

Response: The company has reinstated this risk factor. Page 7.

(5) Our sole officer will retain control over our business ..... page 9.

7.Please revise to make it clear that the concentration of ownership described in this risk factor also may result in Mr. Lam making decisions regarding the management of the business ( in addition to decisions related to changes in control) with which other stockholders disagree or that are not in the best interests of other stockholders. Please also revise to clarify your statement that Mr. Lam" will beneficially owned approximately 54.4% if maximum is sold the outstanding common stock."

Response: The Company has revised this risk factor. Page 9.

(6) David Lam's position as sole director and officer may have conflicts.... page

8.Please revise the title and content of this risk factor in to make the risk clear to investors in plain English. As examples only, the title of the risk, as well as the words," he may created a potential conflicts of interest adversely affected other stockholders,' may be confusing to readers.

Response: The Company has revised this risk factor. Page 9.

9. We note your statement that David Lam  holds office until his successors have been elected. Please revise this risk to make clear, as you have in risk factor five, that purchasers of your stock will not be able to elect successor directors because Mr. Lam will be the majority shareholder and thus have sole power to elect a director and sole power to prevent the election of any director. Alternatively, remove the language regarding successors.

Response: The Company has removed the language regarding the successors. Page 9.

(8) Changes in prices of diamonds .... page 9.

10.     Please remove the statement that you " do not anticipate any shortages of supply of fine quality cut diamonds from our vendors,' as this language mitigates the point of the risk factor.

Response: The Company has removed the statement. Page 9.

Item 4.  Use of Proceeds, page 13

11.We note your response to comment 14 in our letter dated March 7, 2011 and your revised disclosures. However, you still have not revised the percentages of total proceeds that correspond to the respective aggregate proceeds to be received. For example, $62,500 is 25% of $250,000, not 100% and 125,000 is 50% of $250,000, not 100%. Please revise as appropriate.

Response: The Company has made appropriate revisions .. Page 13.

Item 11. Information with Respect to the Registrant, page 19.

12. We note your statements, " We offer our premium brand .. diamonds to our authorized distributors' and " We specialize in Hearts and arrows cut diamonds.". Given that it appears you have not commenced operations, please revise those statements to clarify, if true, that you intend to take such actions in the future, or advise.

Response: The Company has made revisions . Page 19.

13. In addition, please revise to clarify:

·        How you will fund the creation of crowns that you intend to consign to auctions;

·        Whether crowns will be created only after they are ordered and paid for by customers, or whether you will carry an inventory of crowns that may be ordered by customer;

·        If you will carry an inventory of crowns that may be ordered by customers, how you will pay for the creation of such inventory; and

·        Whether customers design their own crowns or select crown designs from among those you provide.

Ans:   We have revised this section on page 20.

Customer profile, page 23

14. We note the following statement: " Because of this, many Japanese will shop for internally flawless diamonds. Please revise this statement to characterize it as based on management's belief, a report or article, or another source.

Response: The Company has made revisions.  Page 23.

Description of Properties, page 25

15. Please explain why you have limited this disclosure geographically to the United States or remove the limitation.

Response: The Company has removed the limitation. Page 23.

Plan of Operation, page 26.

16. We note your indication that Phases 1, 11,111 and 1V will be completed in 120, 90, 30 and 120 days, respectively. Please revise or clarify each timeframe, as it is unclear whether you mean that the various phases will be  completed with the specified number of days from now, from effectiveness of the registration statement, from the time you have raised a certain amount of funds, or otherwise.

Ans: Response: The company has revised the Plan of Operation. The time frame to commence for each Phase of Operation will be the effectiveness of this registration statement.

Phase 1: Develop our website, page 27.

17.     We note your statement in your filing that your" website design project is in its construction phase," as well as your response to comment one in our letter dated March 7, 2011 that your " first website has been developed." Please clarify whether your website has been, or currently is being, developed" if the disclosure in your filing is incorrect, please revise accordingly.

Ans: The website design is currently being developed.  Many features  of our website are being periodically upgraded by our web-designer. Page 27.

Phase 11: Outsource jewelry design projects, page 27

18. if your " Tierra' is a specialized product you intend to offer, please revise your disclosure to describe what it is, as it is not described elsewhere in your prospectus.

          Ans: The Company provided supplementary disclosure about Tierra. Page 20.

19. Please revise to clarify whether this phase involves the creation of two crown designs from which a customer may choose, the manufacture of two crowns, or otherwise, as well as the purpose of two prototypes.

Ans: The Company intended to create one or more crown prototypes.  Our potential customers have the options to use our standard design or  their own designs. Page 20.

Phase 111: Purchase of ideal cut diamonds, page 27

20. We note your statement that you " have acquired all the necessary polished diamonds ... to complete your first 24 K gold crown and tiaras." Please revise to clarify how many crowns you have the capacity to compete with your existing inventory, as well as whether this means that you have completed Phase 111 of your plan of operations.

Ans:  Our design, manufacturing process and our capacities and vendors' information are considered confidential commercial or financial information. Please advise if we may alternatively excluded these commercial information by filing the related exhibit(s) under a separate Confidential Treatment Order.

Phase 1V:  Accepting orders or consignments to auction companies, page 27.

21.It does not appear that you revised your disclosure in response to comment 26 in our letter dated march 7, 2011. According, we reissue that comment. Please clarify, here or elsewhere in your filing as appropriate, whether you or a third party will manufacture the crowns and tiaras and, if the latter, whether you have contracted with such third party. In this regard, we note that it appears that your agreement with AJC Designing Inc., relates to the creation of " designs" for such items, as opposed to the manufacture of such items. Also, please revise to clarify whether you meant it will take 120 days for you to start accepting orders, 120 days to complete an order that you have accepted, or otherwise.

Ans: The Company has made revisions in our responses. We have third party vendors who will manufacture the crowns. Please refer to our responses on SEC Comment #20. Our vendors do not impose any minimum order which will have material impacts, commitments or contingencies  on our financial conditions.  Page 27.

Qualitative Disclosures About Market Risks, page 28

22. Please revise the first paragraph in this section to clarify that there also is no guarantee that any application filed on your behalf by a market maker to make a market for your common stock will be accepted, or that a market for your common stock will be develop or be sustained.

Ans: We have revised the first paragraph in this section. Page 28.

Executive Compensation, page 29

23.  We note your response to comment 30 in our letter dated March 7, 2011 and the sentence regarding Mr. Lam's employment agreement you added in a footnote to the summary compensation table. Please revise your disclosure to include a discussion of the terms of Mr. Lam's employment agreement, including its term and the opportunity for the parties to extend its term, under its own caption.

Ans: The Company has added a separate caption to describe the employment arrangement with David Lam. on page 30.

24.     We note that you " are accruing salary payable to David Lam at at rate of #2,500 per month, beginning in July 2010," which suggests that through December 31, 2010 you have accrued salary payable to Mr. Lam of $15,000. However, the table on page 29 indicates that you accrued a salary payable to Mr. Lam of $12,500 during such time, and the balance sheet indicates that you accrued a salary payable to  Mr. Lam of $12,150 during such time. Please advise, and revise your disclosure so that it is consistent throughout your filing.

Ans: The Company has  clarified the salary arrangement with David Lam for the period ended December 31, 2010. David Lam received $350 as partial salary and $12,150 salary accrued for David Lam. Page 30.

Financial Statements.

Note 1- Organization and business Operations ... Accounting Policies, page F-6

25. We note your response to comment 35 in our letter dated March 7, 2011 and your revised disclosures on page F-7, Please tell us how your disclosure compiles with item (a), (b) , and (c) of ASC 740-10-50-2

Ans: The Company have revised the paragraph on Note 1 to provided additional disclosures regarding (a), (b) and (c) of ASC 740-10-50-2.

Exhibits

26.  Please file an updated consent form your auditors.

Ans: Our auditors has provided an updated Auditor's consent letter.

Exhibit 5.1

27.  We note the changes made in response to comment 40 in our letter dated March 7, 2011 and we reissue that comment. Please revise the penultimate paragraph to replace ' our examination" with " my examination, ' or advise us why you revised this language to use the plural rather than the singular in  a manner that is inconsistent with the rest of the opinion. Also, please revise the following language for clarity: " I am of the opinion that 5,000,000 shares of common stock to be offered are duly authorized shares of common stock when sold, will be legally issued, fully paid and non-assessable." In addition, please include counsel's signature in typed format. Refer to Rule 3029a) of Regulation S-T.

Ans: Our attorney has provided an updated Legality of Opinion Letter.

If you have further questions please contact our attorney Mr. Ayeni or the undersigned.

/s/ David Lam

CEO/CFO